  EXHIBIT 99.1

February 10, 2019	News Release 20-01

Pretivm Provides Notice of Fourth Quarter and Full Year 2019 Operational and Financial Results Release Date and Conference Call Details

Vancouver, British Columbia, February 10, 2020; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) will release fourth quarter and year-end 2019 operational and financial results pre-market on Wednesday, February 12th, 2020. The webcast and conference call to discuss Q4 and year-end 2019 will take place Wednesday, February 12th, 2020 at 7:00 am PT (10:00 am ET) and can be accessed at www.pretivm.com.

Fourth quarter and year-end 2019 Webcast and conference call details:

Wednesday, February 12, 2020 at 7:00 am PT (10:00 am ET)

Webcast	www.pretivm.com

Toll Free (North America)	1-800-319-4610

International and Vancouver	604-638-5340

Updated Mineral Resource and Mineral Reserve Estimates

Updated Mineral Resource and Mineral Reserve estimates for the Valley of the Kings and an updated life of mine plan for the Brucejack Mine is expected to be provided later in the first quarter of 2020.

About Pretivm

Pretivm is a low-cost intermediate gold producer with the high-grade gold underground Brucejack Mine.

For further information contact:

Joseph Ovsenek	Troy Shultz
President & CEO	Manager, Investor Relations &
Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)